RATIO OF EARNINGS TO FIXED CHARGES                                                                                EXHIBIT 12
( in thousands )                                                        Three months ended                 Nine months ended
                                                                          September 30,                      September 30,
                                                                     1998             1997              1998             1997

EARNINGS AS DEFINED:
Earnings from operations before income taxes after
     eliminating undistributed earnings of 20%- to
     50%-owned affiliates                                        $   45,014       $   68,406        $  154,177       $  190,399
Fixed charges excluding capitalized interest and
     preferred stock dividends of majority-owned
     subsidiary companies                                            13,024            3,313            39,216           10,172

Earnings as defined                                              $   58,038       $   71,719        $  193,393       $  200,571

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of
     debt issue costs                                            $   11,712       $    2,300        $   35,471       $    7,350
Interest capitalized                                                    122              352               222              773
Portion of rental expense representative
     of the interest factor                                           1,312            1,013             3,745            2,822
Preferred stock dividends of majority-owned
     subsidiary companies                                                20               20                60               60

Fixed charges as defined                                         $   13,166       $    3,685        $   39,498       $   11,005

RATIO OF EARNINGS TO FIXED CHARGES                                     4.41            19.46              4.90            18.23
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